UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-17F-2

CERTIFICATE OF ACCOUNTING OF SECURITIES AND SIMILAR

INVESTMENTS IN THE CUSTODY OF

MANAGEMENT INVESTMENT COMPANIES

PURSUANT TO RULE N-17F-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number:			Date Examination completed:
811 -04706			April 12, 2019

2. State Identification Number:

AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO

3. Exact name of investment company as specified in registration statement:

Templeton Income Trust

Templeton Emerging Markets Bond Fund
Templeton Global Bond Fund
Templeton Global Total Return Fund
Templeton International Bond Fund

4. Address of principal executive office: (number, street, city, state, zip code)
300 S.E. 2nd Street, Fort Lauderdale, FL 33301-1923

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Report of Independent Accountants

To the Board of Trustees of

Franklin Limited Duration Income Trust
Templeton Global Investment Trust
Franklin Real Estate Securities Trust
Franklin Strategic Series
Franklin High Income Trust
Franklin U.S. Government Money Fund
Franklin Templeton Money Fund Trust
Institutional Fiduciary Trust
Franklin Global Trust
Franklin Gold and Precious Metals Fund
Franklin Universal Trust
Templeton China World Fund
Templeton Emerging Markets Fund
Templeton Emerging Markets Income Fund
Templeton Funds
Templeton Global Income Fund
Templeton Global Smaller Companies Fund
Templeton Income Trust
Franklin Custodian Funds
Franklin Strategic Mortgage Portfolio
Franklin Investors Securities Trust
Franklin Templeton Global Trust
Franklin Templeton International Trust
Templeton Developing Markets Trust
Franklin Fund Allocator Series
Franklin Managed Trust
Franklin Templeton Variable Insurance Products Trust
Templeton Institutional Funds
Franklin ETF Trust
Franklin Managed Trust

and the Board of Directors of:

Templeton Growth Fund, Inc.
Templeton Dragon Fund, Inc.

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that each of the Funds listed in Attachment I, (hereafter referred to as the “Funds”) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (“the Act”) as of November 30, 2018.  The Funds’ management is responsible for its assertion and the Funds’ compliance with those requirements.  Our responsibility is to express an opinion on management's assertion about the Funds' compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management’s assertion about compliance with the specified requirements is fairly stated, in all material respects, and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances.  Included among our procedures were the following tests performed as of November 30, 2018, and with respect to agreement of security purchases and sales, for the period from June 30, 2018 (the date of our last examination) through November 30, 2018:

  Without prior notice to management, confirmation of all securities held by Franklin Templeton Investors Services, Inc., transfer agent as they pertain to the security positions owned by the Funds and held in book entry form
  Reconciliation of all such securities to the books and records of the Funds and the transfer agent
  Agreement of 55 security purchases and 55 security sales since our last report from the books and records of the Funds to the records of the transfer agent

We believe that our examination provides, and that the evidence we obtained is sufficient and appropriate to provide, a reasonable basis for our opinion.  Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of November 30, 2018 with respect to securities reflected in the investment account of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors and Trustees of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/PRICEWATERHOUSECOOPERS, LLP

April 12, 2019

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017

T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

Management Statement Regarding Compliance with Certain

Provisions of the Investment Company Act of 1940

We, as members of management of the Franklin Templeton Funds indicated in Attachment I (the “Funds”), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies of the Investment Company Act of 1940.  We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements.  We have performed an evaluation of the Funds’ compliance with the requirements of subsection (b) and (c) of Rule 17f-2 as of November 30, 2018, and for the periods indicated in Attachment I.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsection (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of November 30, 2018, and for the periods indicated in Attachment I, with respect to securities reflected in the investment accounts of the Funds.

By:

/s/GASTON GARDEY

Gaston Gardey

Chief Financial Officer and Chief Accounting Officer Franklin Funds

Date April 12, 2019

/s/ROBERT G. KUBILIS

Robert G. Kubilis

Chief Financial Officer and Chief Accounting Officer – Templeton Funds

Date April 12, 2019

/s/MATTHEW T. HINKLE

Matthew T. Hinkle

Chief Executive Officer - Finance and Administration

Date April 12, 2019

Attachment I
Fund	Period
Franklin Limited Duration Income Trust	June 30, 2018 - November 30, 2018

Templeton Global Investment Trust:
Templeton Emerging Markets Balanced Fund	June 30, 2018 - November 30, 2018
Templeton Emerging Markets Small Cap Fund	June 30, 2018 - November 30, 2018
Templeton Frontier Markets Fund	June 30, 2018 - November 30, 2018
Templeton Global Balanced Fund	June 30, 2018 - November 30, 2018
Templeton Dynamic Equity Fund	June 30, 2018 - November 30, 2018

Franklin Real Estate Securities Trust:
Franklin Real Estate Securities Fund	June 30, 2018 - November 30, 2018

Franklin Strategic Series:
Franklin Biotechnology Discovery Fund	June 30, 2018 - November 30, 2018
Franklin Flexible Alpha Bond Fund	June 30, 2018 - November 30, 2018
Franklin Select U.S. Equity Fund	June 30, 2018 - November 30, 2018
Franklin Growth Opportunities Fund	June 30, 2018 - November 30, 2018
Franklin Natural Resources Fund	June 30, 2018 - November 30, 2018
Franklin Small Cap Growth Fund	June 30, 2018 - November 30, 2018
Franklin Small-Mid Cap Growth Fund	June 30, 2018 - November 30, 2018
Franklin Strategic Income Fund	June 30, 2018 - November 30, 2018

Franklin High Income Trust:
Franklin High Income Fund	June 30, 2018 - November 30, 2018

Franklin U.S. Government Money Fund	June 30, 2018 - November 30, 2018

Franklin Templeton Money Fund Trust	June 30, 2018 - November 30, 2018
Franklin Templeton U.S. Government Money Market Fund	June 30, 2018 - November 30, 2018

Institutional Fiduciary Trust:
Money Market Portfolio[a]	June 30, 2018 - November 30, 2018

Franklin Global Trust:
Franklin Emerging Market Debt Opportunities Fund	June 30, 2018 - November 30, 2018
Franklin International Growth Fund	June 30, 2018 - November 30, 2018
Franklin Global Listed Infrastructure Fund	June 30, 2018 - November 30, 2018

Franklin Gold and Precious Metals Fund	June 30, 2018 - November 30, 2018

Franklin Universal Trust	June 30, 2018 - November 30, 2018

Templeton China World Fund	June 30, 2018 - November 30, 2018

Templeton Emerging Markets Fund	June 30, 2018 - November 30, 2018

Templeton Emerging Markets Income Fund	June 30, 2018 - November 30, 2018

Templeton Funds:
Templeton Foreign Fund	June 30, 2018 - November 30, 2018
Templeton World Fund	June 30, 2018 - November 30, 2018
Templeton International Climate Change Fund	June 30, 2018 - November 30, 2018

Templeton Global Income Fund	June 30, 2018 - November 30, 2018

Templeton Global Smaller Companies Fund	June 30, 2018 - November 30, 2018

Templeton Growth Fund, Inc.	June 30, 2018 - November 30, 2018

Templeton Income Trust:
Templeton Emerging Markets Bond Fund	June 30, 2018 - November 30, 2018
Templeton Global Bond Fund	June 30, 2018 - November 30, 2018
Templeton Global Total Return Fund	June 30, 2018 - November 30, 2018
Templeton International Bond Fund	June 30, 2018 - November 30, 2018

Franklin Custodian Funds:
Franklin DynaTech Fund	June 30, 2018 - November 30, 2018
Franklin Growth Fund	June 30, 2018 - November 30, 2018
Franklin Income Fund	June 30, 2018 - November 30, 2018
Franklin U.S. Government Securities Fund	June 30, 2018 - November 30, 2018
Franklin Utilities Fund	June 30, 2018 - November 30, 2018
Franklin Focused Growth Fund	June 30, 2018 - November 30, 2018

Franklin Strategic Mortgage Portfolio	June 30, 2018 - November 30, 2018

Franklin Investors Securities Trust:
Franklin Adjustable U.S. Government Securities Fund	June 30, 2018 - November 30, 2018
Franklin Balanced Fund	June 30, 2018 - November 30, 2018
Franklin Convertible Securities Fund	June 30, 2018 - November 30, 2018
Franklin Equity Income Fund	June 30, 2018 - November 30, 2018
Franklin Floating Rate Daily Access Fund	June 30, 2018 - November 30, 2018
Franklin Low Duration Total Return Fund	June 30, 2018 - November 30, 2018
Franklin Real Return Fund	June 30, 2018 - November 30, 2018
Franklin Total Return Fund	June 30, 2018 - November 30, 2018

Franklin Templeton Global Trust:
Templeton Global Currency Fund	June 30, 2018 - November 30, 2018

Franklin Templeton International Trust:
Franklin India Growth Fund	June 30, 2018 - November 30, 2018

Templeton Developing Markets Trust	June 30, 2018 - November 30, 2018

Franklin Fund Allocator Series:
Franklin Conservative Allocation Fund	June 30, 2018 - November 30, 2018
Franklin Corefolio Allocation Fund	June 30, 2018 - November 30, 2018
Franklin Founding Funds Allocation Fund	June 30, 2018 - November 30, 2018
Franklin Growth Allocation Fund	June 30, 2018 - November 30, 2018
Franklin LifeSmart Retirement Income Fund	June 30, 2018 - November 30, 2018
Franklin LifeSmart 2020 Retirement Target Fund	June 30, 2018 - November 30, 2018
Franklin LifeSmart 2025 Retirement Target Fund	June 30, 2018 - November 30, 2018
Franklin LifeSmart 2030 Retirement Target Fund	June 30, 2018 - November 30, 2018
Franklin LifeSmart 2035 Retirement Target Fund	June 30, 2018 - November 30, 2018
Franklin LifeSmart 2040 Retirement Target Fund	June 30, 2018 - November 30, 2018
Franklin LifeSmart 2045 Retirement Target Fund	June 30, 2018 - November 30, 2018
Franklin LifeSmart 2050 Retirement Target Fund	June 30, 2018 - November 30, 2018
Franklin LifeSmart 2055 Retirement Target Fund	June 30, 2018 - November 30, 2018
Franklin Moderate Allocation Fund	June 30, 2018 - November 30, 2018
Franklin NextStep Conservative Fund	June 30, 2018 - November 30, 2018
Franklin NextStep Moderate Fund	June 30, 2018 - November 30, 2018
Franklin NextStep Growth Fund	June 30, 2018 - November 30, 2018
Franklin Payout 2018 Fund	June 30, 2018 - November 30, 2018
Franklin Payout 2019Fund	June 30, 2018 - November 30, 2018
Franklin Payout 2020 Fund	June 30, 2018 - November 30, 2018
Franklin Payout 2021 Fund	June 30, 2018 - November 30, 2018
Franklin Payout 2022 Fund	June 30, 2018 - November 30, 2018

Franklin Templeton Variable Insurance Products Trust:
Franklin Flex Cap Growth VIP Fund	June 30, 2018 - November 30, 2018
Franklin Founding Funds Allocation VIP Fund	June 30, 2018 - November 30, 2018
Franklin Income VIP Fund	June 30, 2018 - November 30, 2018
Franklin Mutual Global Discovery VIP Fund	June 30, 2018 - November 30, 2018
Franklin Mutual Shares VIP Fund	June 30, 2018 - November 30, 2018
Franklin Rising Dividends VIP Fund	June 30, 2018 - November 30, 2018
Franklin Small Cap Value VIP Fund	June 30, 2018 - November 30, 2018
Franklin Small-Mid Cap Growth VIP Fund	June 30, 2018 - November 30, 2018
Franklin Strategic Income VIP Fund	June 30, 2018 - November 30, 2018
Franklin VolSmart Allocation VIP Fund	June 30, 2018 - November 30, 2018
Templeton Developing Markets VIP Fund	June 30, 2018 - November 30, 2018
Templeton Foreign VIP Fund	June 30, 2018 - November 30, 2018
Templeton Global Bond VIP Fund	June 30, 2018 - November 30, 2018
Templeton Global Bond VIP Fund	June 30, 2018 - November 30, 2018

Templeton Dragon Fund, Inc.	June 30, 2018 - November 30, 2018

Templeton Institutional Funds:
International Equity Series	June 30, 2018 - November 30, 2018
Global Equity Series	June 30, 2018 - November 30, 2018

Franklin ETF Trust:
Franklin Liberty Short Duration U.S. Government ETF	June 30, 2018 - November 30, 2018

Franklin Managed Trust:
Franklin Rising Dividends Fund	June 30, 2018 - November 30, 2018